

February 6, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of INTERNATIONAL BUSINESS MACHINES CORPORATION, under the Exchange Act of 1934:

- €1,000,000,000 3.375% Notes Due 2027

- €1,250,000,000 3.625% Notes Due 2031

- €1,000,000,000 3.750% Notes Due 2035

- €1,000,000,000 4.000% Notes Due 2043

- £750,000,000 4.875% Notes Due 2038

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com